[redacted]

09057253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, Suite 5200
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald E. Suter (312) 499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

"OFFICIAL SEAL"
KIMBERLI K. LIPPIATT
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 04/17/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2008

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Members of
M3 Capital Partners LLC:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of members' equity and of cash flows present fairly, in all material respects, the financial position of M3 Capital Partners LLC and its subsidiaries (collectively, the "Company") at December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2009

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 38,084,328
Accounts receivable (net of allowance of $5,203,890)	13,613,206
Investments, at fair value (cost of $659,214)	912,464
Fixed assets, net of accumulated depreciation	2,096,579
Prepaid assets	1,420,514
Other assets	694,445
Total assets	$ 56,821,536
Liabilities and Members' Equity	
Liabilities	
Accrued compensation and other accrued expenses	$ 7,494,600
Deferred compensation payable	10,974,478
Long-term liabilities	101,759
Other liabilities	141,702
Total liabilities	18,712,539
Members' equity	
Members' capital	39,380,222
Accumulated other comprehensive loss	(1,271,225)
Total members' equity	38,108,997
Total liabilities and members' equity	$ 56,821,536

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations
Year Ended December 31, 2008

Revenues	
Placement agent fees	$ 27,363,670
Other income	9,036,790
Total revenues	36,400,460
Expenses	
Payroll and related costs	23,599,272
Professional fees	1,793,677
Occupancy costs	1,550,083
Travel and entertainment	1,164,871
Marketing and presentation costs	907,982
Office expenses	860,267
Insurance expense	253,608
Recruitment	400,205
Depreciation	1,039,166
Industry databases and publications	356,384
Regulatory fees and expenses	106,984
Bad debt expense	5,203,890
Other expenses	3,783,850
Total operating expenses	41,020,239
Net loss before income taxes	(4,619,779)
Income taxes	2,092,219
Net loss	(6,711,998)
Other comprehensive loss	
Foreign currency translation adjustments	(3,751,858)
Comprehensive loss	$ (10,463,856)

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Members' Equity
Year Ended December 31, 2008

	Members' Capital	Accumulated Other Comprehensive Income/(Loss)	Total Members' Equity
Balance at December 31, 2007	$ 45,958,254	$ 2,480,633	$ 48,438,887
Net loss	(6,711,998)	-	(6,711,998)
Capital contributions	98,925	-	98,925
Final settlement of prior year Class A redemption	35,041	-	35,041
Foreign currency translation adjustments	-	(3,751,858)	(3,751,858)
Balance at December 31, 2008	$ 39,380,222	$ (1,271,225)	$ 38,108,997

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(6,711,998)
Adjustments to reconcile net loss to net cash flows used in operating activities		
Depreciation expense		1,039,166
Unrealized appreciation on investments		(35,490)
Amortization of deferred compensation costs		7,883,260
Bad debt expense		5,203,890
Changes in operating assets and liabilities:		
Decrease in accounts receivable		5,742,748
Increase in prepaid and other assets		(559,754)
Decrease in accrued compensation and other accrued expenses		(37,028,181)
Decrease in deferred compensation liability		(5,747,371)
Increase in long-term liabilities		31,068
Increase in other liabilities		6,303
Net cash flows used in operating activities		(30,176,359)
Cash flows from investing activities		
Purchase of fixed assets		(1,267,636)
Net distributions of capital from investment in real estate private equity funds		189,308
Net cash flows used in investing activities		(1,078,328)
Cash flows from financing activities		
Issuance of Class C units		1,425
Issuance of Class D units		97,500
Payment of accrued Class A unit redemption		(7,538,560)
Net cash flows used in financing activities		(7,439,635)
Effect of exchange rate changes on cash balance		(1,928,709)
Net decrease in cash and cash equivalents		(40,623,031)
Cash and cash equivalents		
Beginning of period		78,707,359
End of period	$	38,084,328
Supplemental cash flow information:		
Taxes paid during the year	$	3,146,069

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd.") and M3 Financial Capital Services Limited ("M3 Financial Ltd."), were formed for the purpose of providing global real estate investment banking services, including acting as a placement agent for private and public offerings and providing financial advisory services. M3 is a registered broker-dealer in the United States and has offices in Chicago and New York. M3 Ltd. is a licensed securities dealer in the United Kingdom and maintains an office in London. M3 Financial Ltd. was established and became a licensed securities dealer in Hong Kong during 2008. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a wholly owned subsidiary of M3 established to manage real estate private equity funds. M3 has formed other subsidiaries to hold minority stakes in these real estate private equity funds.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D Units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. The Class A interest in M3 was previously owned by Macquarie Real Estate Inc., a subsidiary of Macquarie Bank Limited, whose ownership interest was redeemed in full as of December 31, 2007. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Financial Presentation
The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable is comprised primarily of amounts due to the Company for fees earned as placement agent. The receivables are generally due within one year, and are reviewed for potential impairment. At December 31, 2008, the Company estimated its accounts receivable balance due from one counterparty to be uncollectible, and established an allowance for doubtful accounts in the amount of $5,203,890.

Investments
The Company's investments are comprised of interests in real estate private equity funds. Investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment. Changes in fair value are recorded as other income in the consolidated statement of operations.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the shorter of the estimated useful life of the assets (generally three to ten years).

Revenue recognition
Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks.

Reimbursable Expenses
Expenses which are reimbursed by customers of $2,346,582 are recorded as other income and other expense in the consolidated statement of operations.

Other Comprehensive Loss
Other comprehensive loss for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. M3 Ltd. and M3 Financial Ltd., whose functional currencies are the British pound sterling and the Hong Kong dollar, respectively, translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Evergreen Investment Advisors LLC
EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2008, EIA earned approximately $1.3 million in management fees and received expense reimbursements of approximately $4.1 million, both of which are included in other income in the consolidated statement of operations.

4. Compensation Plans

Deferred Compensation Plan

The Company offers a deferred compensation plan for management members and select employees. Under the plan, participants are granted deferred compensation awards which are eligible to vest and be paid out over a three year period, subject to discretionary approval by the Board of Directors of the Company. At the time awards are granted, the Company voluntarily invests an amount equal to the awards in a money market fund, which is included in cash and cash equivalents on the consolidated statement of financial condition. The related plan expense and liability are recognized over the course of the anticipated vesting period. Approximately $7.9 million of such expense was recorded in payroll and related costs for the year ended December 31, 2008. The remainder of approximately $7.2 million will be recorded over the future anticipated vesting period.

During 2008, the Company granted approximately $28.2 million of deferred compensation awards and subsequently cancelled approximately $16.8 million of those awards. Additionally, the Company earned interest of $383,829 on the related money market assets during 2008, which is recorded as other income, and contributed all of the interest earned to the award balances, which is recorded as payroll and related costs.

Defined Contribution Plans

The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $441,346 during 2008, which is included in payroll and related costs on the consolidated statement of operations.

5. Fixed Assets

Fixed assets consisted of the following at December 31, 2008:

Computer equipment and software	$ 971,142
Office furniture and equipment	1,210,468
Leasehold improvements	1,702,380
Accumulated depreciation	(1,787,411)
Total fixed assets, net of accumulated depreciation	$ 2,096,579

6. Commitments and contingencies

During 2008, M3 entered into two lease agreements for Chicago office space through 2019. Security deposits have been made by M3 in the form of standby letters of credit totaling $365,721 as of December 31, 2008. Future minimum lease payments are as follows:

Years ended December 31,	
2009	$ 422,154
2010	745,662
2011	764,304
2012	783,412
2013	802,997
Thereafter	5,257,566
Total	$ 8,776,095

In addition to the minimum lease payments noted above, the Company has commitments payable in 2009 totaling $281,686 related to office space leases outside the United States.

The Company has made capital commitments totaling $3 million to related-party real estate private equity funds. As of December 31, 2008, $557,941 of this commitment had been contributed to the funds and is included in investments on the consolidated statement of financial condition.

7. Income Taxes

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. The 2008 statutory tax rate applicable to UK corporations was 30% through March 31, 2008 and 28% thereafter. M3 Financial Ltd. is subject to Hong Kong corporate taxes calculated using the income tax rates in effect under existing legislation. The 2008 statutory tax rate applicable to Hong Kong corporations was 16.5%.

Total income tax expense for M3 Ltd. and M3 Financial Ltd. was $2,092,219 for the year ended December 31, 2008. This is comprised of current income tax expense of $2,465,578 and deferred income tax benefit of $373,359. The deferred income tax benefit is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of deferred income tax assets previously recognized. Temporary differences are due primarily to compensation-related expenses of M3 Ltd. which are accrued but not yet paid, and differences in depreciation timing between financial reporting and tax methods. At December 31, 2008, a deferred tax asset of $969,815 is reflected in other assets on the consolidated statement of financial condition. Due to the nature and amount of the deferred tax asset, the Company expects that it is fully realizable, thus no valuation allowance has been recorded.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48") prescribes a financial statement recognition threshold and measurement attribute of a tax position taken in a tax return. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is "more likely than not" that the tax position will be sustained on examination by taxing authorities. On December 30, 2008, the FASB deferred the implementation date of FIN 48 to December 31, 2009. The Company has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. Based on its continued analysis, the Company has determined that the adoption of FIN 48 will not have a material impact to the Company's financial statements. However, the Company's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on on-going analyses of tax laws, regulations and interpretations thereof and other factors.

8. Reserve Requirements and Net Capital Requirements

M3 is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At December 31, 2008, M3 had net capital of $19,263,361 which exceeded required net capital by $19,025,464.

M3 claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation of Subsidiaries	M3
Total assets	$ 56,821,536	$ (4,169,602)	$ 52,651,934
Total liabilities	18,712,539	(4,169,602)	14,542,937
Total equity	38,108,997	-	38,108,997

The Company's investments in and receivables from subsidiaries of $23,426,084 is not included as capital in the computation of M3's net capital under Rule 15c3-1.

M3 Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Services Authority in the UK. At December 31, 2008, M3 Ltd. had capital resources of 13.5 million pound sterling, which exceeded its capital resources requirement by 11.9 million pound sterling (equivalent to $19.7 million and $17.4 million, respectively).

M3 Financial Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. At December 31, 2008, M3 Financial Ltd. had capital resources of 10.3 million Hong Kong dollars, which exceeded its capital resources requirement by 7.3 million Hong Kong dollars (equivalent to $1.3 million and $.9 million U.S. dollars, respectively).

9. Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB Statement No. 157, *Fair Value Measurements* ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of FAS 157 did not have a material impact on the Company's financial position or results of operations.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by FAS 157 which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities.
Level 2 - Prices determined using other significant observable inputs, including quoted prices for similar securities.
Level 3 - Prices determined using significant unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an investment, and would be based on the best information available in the circumstances.

The estimated fair value of the Company's interests in real estate private equity funds is determined by using Level 3 significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' manager based on various methods including discounted cash flows, direct capitalization, and earnings multiples.

The following is a reconciliation of assets for which significant unobservable inputs (level 3) were used in determining fair value:

	Investments
Beginning balance	$ 1,075,294
Unrealized gain in the statement of operations	35,490
Net distributions from investments, including minority interests	(198,320)
Ending balance	$ 912,464

The information used in the above reconciliation represents year to date activity for any investments identified as using level 3 inputs at either the beginning or the end of the year.

10. Subsequent Events

On January 30, 2009, a distribution of $6,601,821 was made to Class C members.

During January 2009, the Company granted deferred compensation awards of approximately $1.3 million under the deferred compensation plan discussed in Note 4.

SUPPLEMENTAL SCHEDULES

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 — Schedule I

Net capital	
Total members' equity	$ 38,108,997
Discretionary liabilities	10,974,478
Investments in and receivables from subsidiaries	(23,426,084)
Other non-allowable assets	(5,919,722)
Net capital before haircut	19,737,669
Haircut on securities	(474,308)
Net capital	$ 19,263,361
Aggregate indebtedness (AI)	$ 3,568,458
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 237,897
Excess net capital	$ 19,025,464
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 18,906,515

There are no material differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008 **Schedule II**

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Members of
M3 Capital Partners LLC:

In planning and performing our audit of the consolidated financial statements of M3 Capital Partners LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2009

END